

Mail Stop 3561

December 20, 2010

Mr. Werner Funk, President
Omnitek Engineering Corp.
1945 S. Rancho Santa Fe Road
San Marcos, California 92078

   Re: **Omnitek Engineering Corp.**
      Item 4.01 Form 8-K
      Filed December 13, 2010
      File No. 000-53955

Dear Mr. Funk:

We have completed our review of your Item 4.01 Form 8-K and Item 4.01 Form 8-K/A
and do not, at this time, have any further comments.

       Sincerely,

       Heather Clark
       Staff Accountant